Form 6-K
No. 3
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April 2006,
Commission file number: 0-15741
AB ELECTROLUX
(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden
(Address of principal executive offices)
SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.) (Registrant)
Date: April 24, 2006	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, April 24, 2006 Page 1 of 23
Contents
CEO comment	2
Net sales and income	3
Outlook for 2006	4
Cash flow	4
Financial position	4
Indoor Products	6
Outdoor Products	9
Structural changes	10
Board’s proposals to the AGM	10
Financial statements	12

     Interim Report January — March 2006
     Stockholm, April 24, 2006
     Good sales growth due to favorable market trends
•	Net sales increased to SEK 33,891m (29,740) and income for the period amounted to SEK 807m (854), or SEK 2.75 (2.93) per share

•	Operating income increased by 16.9% to SEK 1,529m, excluding items affecting comparability

•	Income for major appliances in Europe in line with previous year despite strike in Germany

•	Strong sales growth for major appliances in North America

•	Substantial increase in sales and income for operations in Latin America

•	Positive development for the Outdoor Products operation

	Q1	Q1	Change
SEKm	2006	2005	%

Net sales	33,891	29,740	14.0
Operating income 1)	1,384	1,308	5.8
Operating income, excluding items affecting comparability	1,529	1,308	16.9
Margin, %	4.5	4.4
Income after financial items	1,221	1,211	0.8
Income after financial items, excluding items affecting comparability	1,366	1,211	12.8
Margin, %	4.0	4.1
Income for the period	807	854	-5.5
Income for the period, excluding items affecting comparability	952	854	11.5
Earnings per share, SEK2)	2.75	2.93	-6.1
Earnings per share, excluding items affecting comparability, SEK	3.24	2.93	10.6
Value creation	557	388
Return on equity, %	12.2	14.0
Return on equity, excluding items affecting comparability, %	14.4	14.0

1)	Operating income includes items affecting comparability in the amount of SEK -145m (0) for the first quarter of 2006.

2)	Before dilution, based on an average of 293.9 (291.2) million shares for the first quarter after buy-backs . For earnings per share after dilution, see page 12.

Interim Report January — March 2006 | Stockholm, April 24, 2006
President and CEO Hans Stråberg comments on operations of the first quarter 2006
Developments in the first quarter were for the most part what we expected. Demand was favorable, our new products sold well and we have further indications that our strategy is working.
The big negative event in this quarter was of course the long strike at the Nuremberg appliances factory in Germany. The strike lasted much longer than we had expected. Even though our organization worked hard to rearrange production, we did experience a downturn in our sales in several countries. However, we have made up for lost ground since then. We will continue to move production to low-cost countries. During the first quarter, production was discontinued at our refrigerator plant in Greenville, Michigan, USA. Our new plant in Juarez, Mexico, is functioning well. As expected we had higher costs when we ran two plants in parallel during the quarter.
At Eurocucina in Milan, probably the world’s most influential kitchen show, we showed an array of innovative products, such as Bright, our new line of sleek, illuminated appliances, and our Puzzle Hobs, which consumers can combine in any number of installations. The response was very positive from both customers and architects.
Although the prices for raw materials such as steel and oil remain a question mark, we expect that 2006 will be another year, in which we strengthen the Electrolux brand, launch innovative new products and lower costs, i.e., a year in which we increase profit, as stated in our “outlook”.
Hans Stråberg
President and CEO

Interim Report January — March 2006 | Stockholm, April 24, 2006
Electrolux applies International Financial Reporting Standards (IFRS) as adopted by the European Union. This interim report has been prepared in accordance with IAS 34, Interim Financial Reporting, and RR 31 from the Swedish Financial Accounting Standards Council.
Net sales and income
Net sales for the Electrolux Group in the first quarter of 2006 amounted to SEK 33,891m as against SEK 29,740m in the previous year. Sales were positively impacted by changes in exchange rates as well as changes in volume/price/mix.

Changes in net sales	Q1
%	2006

Changes in Group structure	-0.5
Changes in exchange rates	9.3
Changes in volume/price/mix	5.2

Total	14.0

Operating income increased by 5.8% to SEK 1,384m (1,308), corresponding to 4.1% (4.4) of net sales. Income after financial items amounted to SEK 1,221m (1,211), which corresponds to 3.6% (4.1) of net sales. Income for the period amounted to SEK 807m (854), corresponding to SEK 2.75 (2.93) in earnings per share.
Operating income for the first quarter of 2006 includes items affecting comparability in the amount of SEK -145m referring to costs related to the plant closure in Nuremberg, Germany.
Income excluding items affecting comparability
Excluding the above-mentioned items affecting comparability in the first quarter of 2006, operating income increased by 16.9% to SEK 1,529m (1,308), corresponding to 4.5% (4.4) of net sales. Income after financial items increased by 12.8% to SEK 1,366m (1,211), representing 4.0% (4.1) of net sales. Income for the period increased by 11.5% to SEK 952 (854), corresponding to SEK 3.24 (2.93) in earnings per share.
Effects of changes in exchange rates
Changes in exchange rates compared to the first quarter of 2005, including both translation and transaction effects, had a positive impact of SEK 98m on operating income.
Transaction effects net of hedging contracts amounted to SEK 20m. Translation of income statements in subsidiaries had an effect of SEK 78m.
The effect of changes in exchange rates on income after financial items amounted to SEK 89m.
Financial net
Net financial items for the first quarter increased to SEK -163m compared to SEK -97m for the same period previous year. The increase is mainly due to higher interest rates on borrowings in US dollars and increased net borrowings.

Interim Report January — March 2006 | Stockholm, April 24, 2006
(Outlook — for full year 2006*)
Market demand for appliances in 2006 is expected to show some growth in both Europe and North America as compared to 2005. Efforts to strengthen the Group’s competitive position through investments in product development and in building the Electrolux brand will continue.
Operating income for the Electrolux Indoor operations in 2006 is expected to be somewhat higher than in 2005, excluding items affecting comparability.
*) The outlook is unchanged from when it was first reported in February, 2006. Please note that the outlook relates only to the Indoor operations.
Cash flow
Cash flow from operations and investments in the first quarter of 2006 was virtually in line with the previous year. Cash flow from operations increased on the basis of improved income and changes in working capital.
In the first quarter of 2006 the Group acquired its major distributor in Canada for professional outdoor products for servicing dealers. The acquisition had a negative impact on cash flow from investments.

Cash flow	Q1	Q1	Full year
SEKm	2006	2005	2005

Cash flow from operations, excluding change in operating assets and liabilities	1,805	1,696	8,428
Change in operating assets and liabilities	-5,216	-5,499	-1,888

Cash flow from operations	-3,411	-3,803	6,540
Acquisition/divestment of operations	-193	—	-370
Capital expenditure in tangible fixed assets	-816	-931	-4,765
Other	-225	-50	-692

Cash flow from investments	-1,234	-981	-5,827

Cash flow from operations and investments	-4,645	-4,784	713

Working capital
Working capital as of March 31, 2006, amounted to SEK 4,963m (5,285), corresponding to 3.7% (4.4) of annualized net sales. Inventories amounted to SEK 19,170m (18,078) and trade receivables to SEK 27,386m (24,826), corresponding to 14.2% (14.9) and 20.3% (20.5) of annualized net sales, respectively. Accounts payable amounted to SEK 17,197m (16,497), corresponding to 12.7% (13.6) of annualized net sales.
Financial position
Equity
Total equity as of March 31, 2006, amounted to SEK 26,903m (25,067), which corresponds to SEK 91.01 (86.09) per share. Return on equity was 12.2% (14.0). Excluding items affecting comparability, return on equity was 14.4% (14.0).

Interim Report January — March 2006 | Stockholm, April 24, 2006

Net borrowings
Net borrowings rose to SEK 6,775m (6,494) as a result of the negative total cash flow. The net debt/equity ratio was 0.25 (0.26). The equity/assets ratio was 33.5% (33.9).

Net borrowings	March 31,	March 31,	December 31,
SEKm	2006	2005	2005

Interest-bearing liabilities	12,221	11,377	8,914
Liquid funds	5,446	4,883	5,940

Net borrowings	6,775	6,494	2,974

Net debt/equity ratio	0.25	0.26	0.11
Equity/assets ratio, %	33.5	33.9	33.6

Net assets and return on net assets
Net assets as of March 31, 2006, amounted to SEK 32,966m (30,815). Average net assets for the period increased to SEK 30,566m (27,402). Adjusted for items affecting comparability, average net assets amounted to SEK 35,356m (30,676), corresponding to 26.1% (25.8) of net sales. Items affecting comparability refers to restructuring provisions and the adjustment of pension liabilities in accordance with minimum liability in the US for 2002 and 2003 as well as the non-recurring effect of implementing the new accounting standard RR 29 , Employee Benefits, in 2004.
The return on net assets was 18.1% (19.1), and 17.3% (17.1), excluding items affecting comparability.
Value created
Value creation is the primary financial performance indicator for measuring and evaluating financial performance within the Group. The model links operating income and asset efficiency with the cost of the capital employed in operations. The model measures and evaluates profitability by region, business area, product line, or operation.
Total value created during the first quarter of 2006 was SEK 557m as compared to SEK 388m in the previous year. The WACC rate for 2006 was computed at 11% as compared to 12% for 2005. The change in WACC rate had a positive impact of SEK 89m on value created 2006. The capital-turnover rate was 3.83 (3.88).

Interim Report January — March 2006 | Stockholm, April 24, 2006
Operations by business area
Indoor Products
(Changes in net sales and operating income by business area in comparable currencies are given on page 17.)
Consumer Durables, Europe

Consumer Durables, Europe	Q1	Q1	Full year
SEKm	2006	2005	2005

Net sales	9,999	9,931	43,755
Operating income	405	416	2,602
Operating margin, %	4.1	4.2	5.9

Industry shipments of core appliances
in Europe	Q1
In units, year-on-year, %	2006

Western Europe	3.4
Eastern Europe (excluding Turkey)	1.1

Total Europe	3.0

Total industry shipments of core appliances in Europe in the first quarter rose in volume by 3% compared to the corresponding quarter in 2005. Shipments in Western Europe rose by 3.4% and in Eastern Europe by 1.1%.
Group sales of core appliances in Europe declined slightly compared to the first quarter of 2005 as a result of lower sales volumes in Western Europe. The strike at the Group’s appliances factory in Nuremberg, Germany, led to a significant decline in sales for the AEG-Electrolux brand, mainly in the German market. Post-strike production started on March 7 and since then sales of the AEG-Electrolux products have recovered well. The decrease in sales was partially offset by higher sales volumes in Southern and Eastern Europe. Operating income and margin were virtually in line with the previous year, despite lower volumes and costs related to the strike. This was mainly due to increased efficiency in production, sales organizations and administrative functions.
Market demand for floor-care products in Europe rose somewhat and sales for the Group’s European operation showed an increase. Operating income and margin improved, mainly on the basis of growth in sales. New products continued to improve the product mix in Europe.

Interim Report January — March 2006 | Stockholm, April 24, 2006
Consumer Durables, North America

Consumer Durables, North America	Q1	Q1	Full year
SEKm	2006	2005	2005

Net sales	9,097	7,173	35,134
Operating income	213	168	1,444
Operating margin, %	2.3	2.3	4.1

Industry shipments of indoor products
in the US	Q1
In units, year-on-year, %	2006

Core appliances	7.9
Major appliances	21.5

Industry shipments of core appliances in the US rose by 7.9% over the first quarter of 2005. Shipments of major appliances, i.e., including room air-conditioners and microwave ovens, rose by 21.5%.
Group sales of major appliances in North America showed significant growth in comparable currencies on the basis of higher sales volumes and price increases implemented in 2005. Operating income rose despite costs related to the relocation of the refrigerator production in Greenville to the new plant in Juarez, Mexico. The Greenville plant was shut down at the beginning of March 2006.
Demand for floor-care products in the US market weakened in the first quarter. Sales for the Group’s US operation showed good growth, reflecting increases in listings with a number of retailers. Operating income and margin improved largely due to higher volumes.
Consumer Durables, Latin America

Consumer Durables, Latin America	Q1	Q1	Full year
SEKm	2006	2005	2005

Net sales	1,769	1,198	5,819
Operating income	77	-4	123
Operating margin, %	4.4	-0.3	2.1

Demand for major appliances increased significantly in Brazil, the Group’s major Latin American market. Demand in the Group’s other Latin American markets was mixed.
Sales for the Group’s operations in Latin America increased significantly in comparable currencies, on the basis of price increases implemented in 2005 and launches of new products. Operating income and margin showed strong increases.

Interim Report January — March 2006 | Stockholm, April 24, 2006
Consumer Durables, Asia/Pacific

Consumer Durables, Asia/Pacific	Q1	Q1	Full year
SEKm	2006	2005	2005

Net sales	2,094	2,119	9,276
Operating income	-47	-13	13
Operating margin, %	-2.2	-0.6	0.1

Australia and New Zealand
Demand for major appliances in Australia rose, but the competitive environment remained difficult due to downward pressure on prices and a slumping housing market.
Group sales declined slightly in comparable currencies. Operating income declined due to continuing restructuring of production, but improved excluding these items. The Group continued to invest in product development.
China
The available market statistics for major appliances in China indicate a slight declined in the first quarter. Group sales of major appliances showed a substantial decline, reflecting a change in strategy for reducing exposure to unprofitable product segments and consolidating in the more profitable regions of the country. Operating income improved somewhat in comparable currencies but was still negative.
Professional Products

Professional Products	Q1	Q1	Full year
SEKm	2006	2005	2005

Net sales	1,588	1,431	6,686
Operating income	83	51	463
Operating margin, %	5.2	3.6	6.9

Demand for food-service equipment in Europe is estimated to have been higher than in the first quarter of 2005.
Group sales showed good growth in comparable currencies due to higher volumes. Operating income and margin improved.
Demand for laundry equipment is estimated to have been in line with the previous year. Group sales rose on the basis of higher sales volumes. Operating income and margin showed significant increases.

Interim Report January — March 2006 | Stockholm, April 24, 2006
Operations by business area
Outdoor Products
(Changes in net sales and operating income by business area in comparable currencies are given on page 17.)
Consumer Products

Consumer Outdoor Products	Q1	Q1	Full year
SEKm	2006	2005	2005

Net sales	6,540	5,417	18,360
Operating income	506	421	1,372
Operating margin, %	7.7	7.8	7.5

Industry shipments in the first quarter largely reflect a sell-in to retailers in preparation for the spring sales season. The Group’s sell-in showed an increase in both North America and Europe compared to the first quarter of 2005, although a cool early spring in Northern Europe could delay sales to the latter part of the season.
Sales of consumer outdoor products in North America increased significantly in comparable currencies on the basis of an expanded customer base and additional listings with leading retailers. The Group’s European operation showed good sales growth. Operating income increased in both regions in local currencies and SEK.
Professional Products

Professional Outdoor Products	Q1	Q1	Full year
SEKm	2006	2005	2005

Net sales	2,798	2,463	10,408
Operating income	459	422	1,739
Operating margin, %	16.4	17.1	16.7

Demand for professional outdoor products is estimated as having been higher than in the first quarter of 2005.
Group sales of chainsaws and professional lawn and garden equipment increased over the previous year, although the first quarter of 2005 showed unusually high demand for commercial chainsaws, resulting from a severe storm in Scandinavia in January 2005. Total sales of diamond tools and power cutters showed good growth compared to the first quarter of 2005.
Overall, operating income for Professional Outdoor Products improved over the previous year. Margin declined somewhat, mainly due to changes in product and country mix.

Interim Report January — March 2006 | Stockholm, April 24, 2006
Structural changes
In December 2005, Electrolux announced that it was investigating a potential closure of the compact appliances factory in Torsvik, Sweden. A decision has now been made to close the factory. Production, which will be transferred to existing facilities in Poland, will continue during 2006, and is expected to end in the first quarter of 2007. The closure will affect appoximately 160 employees. The restructuring cost is estimated at approximately SEK 60m, the majority of which will be taken as a charge against operating income in the second quarter of 2006 within items affecting comparability.
Board’s proposals to the Annual General Meeting on April 24, 2006
Proposed dividend
The Board of Directors proposes an increase of the dividend for 2005 to SEK 7.50 (7.00) per share, for a total dividend payment of SEK 2,217m (2,038) calculated based on the number of outstanding shares as of March 31, 2006. The proposed cash dividend corresponds to 48% (47) of earnings per share for the year, excluding items affecting comparability.
The Group’s goal is for the dividend to correspond to at least 30% of income for the period, excluding items affecting comparability.
Proposed distribution of Outdoor Products to shareholders
As previously announced, the Electrolux Board of Directors decided in February 2005 that the Group’s operation in outdoor products should be spun off as a separate unit and distributed to shareholders in a cost-efficient manner. Work on separating this operation has been in progress since then. It has also been announced that the Board of Directors now proposes that the shareholders at the Annual General Meeting on April 24, 2006, authorize, in addition to a dividend of SEK 7.50 per share, distribution of all shares in the wholly-owned subsidiary Husqvarna to Electrolux shareholders.
It is intended that in connection with distribution, the shares in Husqvarna shall be listed on the O-list of the Stockholm Stock Exchange. The record date for the receipt of shares in Husqvarna and the listing on the Stockholm Stock Exchange is scheduled for the first half of June 2006.
A prospectus on the proposed distribution of shares in Husqvarna has been published prior to the Annual General Meeting and a brochure with information on Husqvarna has been sent to all shareholders.
Proposed renewed mandate for repurchase of shares
The Board of Directors has decided to propose that the Annual General Meeting, as in previous years, approve a renewed mandate for repurchase of A- and/or B-shares during the period up to the Annual General Meeting in 2007.
The purpose of the share-repurchase program is to enable adapting the capital structure of the Group and thereby contribute to increased shareholder value, or to use the repurchased shares in conjunction with the financing of potential acquisitions and the Group’s long-term incentive programs.

Interim Report January — March 2006 | Stockholm, April 24, 2006
Shares of series A and/or B may be acquired on the condition that following each repurchase transaction the company owns a maximum of 10% of the total number of shares. As of March 31, 2006, the Group owned a total of 13,330,414 B-shares, equivalent to 4.3% of the total number of outstanding shares, see page 15. With the reference to the current holding of own shares, a maximum of 17,561,616 shares may be repurchased.
Proposal for performance-based share programs in 2006
In 2004 and 2005, the Annual General Meeting of Electrolux decided upon performance-related share programs for approximately 200 senior managers and key employees. The programs support Electrolux principles of “pay for performance”.
The Board of Directors proposes at the Annual General Meeting two performance-based share programs for 2006, one for the Indoor operation, Electrolux Share Program, and one for the Outdoor operation, Husqvarna Share Program. The share programs are structured in the same manner as the share programs resolved upon by the Annual General Meetings in 2004 and 2005. The programs are performance-related share programs based on value-creation targets for the Group that are established by the Board of Directors, and involve an allocation of shares if these targets have been reached or exceeded after a three-year period. The programs comprise B-shares.
The programs include not more than 200 participants and the sum of the target values that are proposed to be established for all participants in both programs will not exceed SEK 120m. These limitations were also applied for in the 2004 and 2005 Electrolux programs.
Asbestos litigation in the US
Litigation and claims related to asbestos are pending against the Group in the US. Almost all of the cases refer to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. Many of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.
As of March 31, 2006, the Group had a total of 1,112 cases pending, representing approximately 8,250 plaintiffs. A total of 155 new cases with approximately 220 plaintiffs were filed and 125 pending cases with approximately 360 plaintiffs were resolved during the first quarter of 2006. Approximately 6,870 of the plaintiffs relate to cases pending in the state of Mississippi.
Additional lawsuits may be filed against Electrolux in the future. It is not possible to predict either the number of future claims or the number of plaintiffs that any future claims may represent. In addition, the outcome of asbestos claims is inherently uncertain and always difficult to predict and Electrolux cannot provide any assurances that the resolution of these types of claims will not have a material adverse effect on its business or on results of operations in the future.

Interim Report January — March 2006 | Stockholm, April 24, 2006
Parent Company
Net sales for the Parent Company, AB Electrolux, for the first quarter of 2006 amounted to SEK 1,418m (1,557). Income after financial items was SEK 457m (601), including dividends from subsidiaries in the amount of SEK 448m (972). Income for the period amounted to SEK 469m (687).
Capital expenditures in tangible and intangible assets were SEK 5m (4). Liquid funds at the end of the period amounted to SEK 2,215m (1,633) as against SEK 2,522m at the start of the year.
Stockholm, April 24, 2006
Hans Stråberg
President and CEO

Interim Report January — March 2006 | Stockholm, April 24, 2006
Consolidated income statement

	Q1	Q1	Full year
SEKm	2006	2005	2005

Net sales	33,891	29,740	129,469
Cost of goods sold	-26,092	-22,802	-98,358

Gross operating income	7,799	6,938	31,111
Selling expenses	-4,867	-4,309	-18,298
Administrative expenses	-1,400	-1,378	-6,039
Other operating income/expenses	-3	57	188
Items affecting comparability	-145	—	-3,020

Operating income*)	1,384	1,308	3,942
Margin, %	4.1	4.4	3.0

Financial items, net	-163	-97	-727

Income after financial items	1,221	1,211	3,215
Margin, %	3.6	4.1	2.5
Taxes	-414	-357	-1,452

Income for the period	807	854	1,763
Attributable to:
Equity holders of the Parent Company	807	854	1,763
Minority interests in income for the period	0	0	0

	807	854	1,763
* ) Operating income includes:
Depreciation and amortization	-925	-798	-3,376
Operating income for the divested operation in India	—	-16	-48

Earnings per share, SEK	2.75	2.93	6.05
Diluted, SEK	2.72	2.92	6.01
Number of shares after buy-backs, million	295.6	291.2	293.1
Average number of shares after buy-backs, million	293.9	291.2	291.4
Diluted, million	296.6	292.4	293.2

Items affecting comparability

	Q1	Q1	Full year
SEKm	2006	2005	2005

Restructuring provisions and write-downs
Appliances plant in Nuremberg, Germany	-145	—	-2,098
Appliances and outdoor products, Europe	—	—	-535
Reversal of unused restructuring provisions	—	—	32
Capital loss on divestment
Divestment of Indian operation	—	—	-419

Total	-145	—	-3,020

Interim Report January — March 2006 | Stockholm, April 24, 2006
Consolidated balance sheet

	Q1	Q1	Full year
SEKm	2006	2005	2005

Assets
Property, plant and equipment	18,371	16,898	18,622
Goodwill	3,888	3,539	3,872
Other intangible assets	2,245	1,995	2,228
Other non-current assets	5,203	4,526	5,009

Total non-current assets	29,707	26,958	29,731
Inventories, etc.	19,170	18,078	18,606
Trade receivables	27,386	24,826	24,269
Other current assets	5,077	4,791	4,909
Short-term investments	185	1,340	623
Cash and cash equivalents	4,194	2,739	4,420

Total current assets	56,012	51,774	52,827

Total assets	85,719	78,732	82,558

Equity and liabilities
Total equity attributable to equity holders of the Parent Company	26,901	25,056	25,887
Minority interests	2	11	1

Total equity	26,903	25,067	25,888
Long-term borrowings	5,050	5,112	5,257
Derivatives	43	83	6
Deferred tax liabilities	1,658	1,218	1,417
Provisions for pensions and other post-employment benefits	8,132	8,274	8,226
Other provisions	4,714	3,455	4,377

Total non-current liabilities	19,597	18,142	19,283
Accounts payable	17,197	16,497	18,798
Tax liabilities	1,470	1,073	1,123
Other liabilities	11,036	10,297	11,006
Short-term borrowings	6,606	5,614	3,076
Derivatives	470	472	378
Other provisions	2,440	1,570	3,006

Total current liabilities	39,219	35,523	37,387

Total equity and liabilities	85,719	78,732	82,558

Contingent liabilities	1,626	1,298	1,302

Interim Report January — March 2006 | Stockholm, April 24, 2006
Consolidated cash flow statement

	Q1	Q1	Full year
SEKm	2006	2005	2005

Operations
Income after financial items	1,221	1,211	3,215
Depreciation and amortization	925	798	3,410
Capital gain/loss included in operating income	—	—	419
Restructuring provisions	-86	-157	2,164
Share-based compensation	20	14	88
Change in accrued and prepaid interest	-145	-61	58
Taxes paid	-130	-109	-926

Cash flow from operations, excluding change in operating assets and liabilities	1,805	1,696	8,428

Change in operating assets and liabilities
Change in inventories	-732	-1,618	-942
Change in accounts receivable	-3,223	-3,211	-1,813
Change in other current assets	178	-70	268
Change in accounts payable	-1,479	-643	511
Change in other operating liabilities and provisions	40	43	88

Cash flow from operating assets and liabilities	-5,216	-5,499	-1,888

Cash flow from operations	-3,411	-3,803	6,540

Investments
Acquisition/divestment of operations	-193	—	-370
Capital expenditure in property, plant and equipment	-816	-931	-4,765
Capitalization of product development and software	-149	-151	-553
Other	-76	101	-139

Cash flow from investments	-1,234	-981	-5,827

Total cash flow from operations and investments	-4,645	-4,784	713

Financing
Change in short-term investments	268	-1,117	-122
Change in borrowings	3,591	733	-2,530
Dividend	—	—	-2,038
Sale of repurchased shares	441	—	355

Cash flow from financing	4,300	-384	-4,335

Total cash flow	-345	-5,168	-3,622
Cash and cash equivalents at beginning of period	4,420	7,675	7,675
Exchange-rate differences	119	232	367
Cash and cash equivalents at end of period	4,194	2,739	4,420

Change in net borrowings
Total cash flow, excluding change in loans and other liquid funds	-4,204	-4,784	-970
Net borrowings at beginning of period	-2,974	-1,141	-1,141
Exchange-rate differences referring to net borrowings	403	-569	-863
Net borrowings at end of period	-6,775	-6,494	-2,974

Interim Report January — March 2006 | stockholm, April 24, 2006
Change in total equity

	Q1	Q1	Full year
SEKm	2006	2005	2005

Opening balance according to IFRS, excluding IAS 39	—	23,636	23,636
Effects of implementing IAS 39	—	-2	-2

Adjusted opening balance according to IFRS	25,888	23,634	23,634
Dividend payment	—	—	-2,308
Sale of repurchased shares	441	—	331
Share-based payments	20	14	72
Changes in revaluation and hedge reserve	257	-239	33
Translation differences	-510	804	2,093
Income for the period	807	854	1,763

Closing balance	26,903	25,067	25,888

Key ratios1)

	Q1	Q1	Full year
	2006	2005	2005

Earnings per share, SEK 2)	2.75	2.93	6.05
Excluding items affecting comparability, SEK	3.24	2.93	15.82
Return on equity, %	12.2	14.0	7.0
Excluding items affecting comparability, %	14.4	14.0	18.3
Return on net assets, %	18.1	19.1	13.0
Excluding items affecting comparability, %	17.3	17.1	20.6
Net debt/equity ratio	0.25	0.26	0.11
Capital expenditure, SEKm	816	931	4,765
Average number of employees	66,516	70,798	69,523

1)	For definitions see page 20.
2)	Before dilution, based on an average number of shares after buy-backs, see page 18.
Number of shares

				Shares held
	Outstanding	Outstanding	Shares held	by other
Number of shares	A-shares	B-shares	by Electrolux	shareholders

Number of shares as of January 1, 2006	9,502,275	299,418,033	15,821,239	293,099,069
Shares sold to senior managers under the stock option programs:			-2,490,825	2,490,825

Total number of shares as of March 31, 2006	9,502,275	299,418,033	13,330,414	295,589,894

As a % of the total number of shares	—	—	4.3	—

Interim Report January — March 2006 | Stockholm, April 24, 2006
Net sales by business area

	Q1	Q1	Full year
SEKm	2006	2005	2005

Indoor Products
Europe	9,999	9,931	43,755
North America	9,097	7,173	35,134
Latin America	1,769	1,198	5,819
Asia/Pacific	2,094	2,119	9,276
Professional Products	1,588	1,431	6,686

Total Indoor Products	24,547	21,852	100,670

Outdoor Products
Consumer Products	6,540	5,417	18,360
Professional Products	2,798	2,463	10,408

Total Outdoor Products	9,338	7,880	28,768

Other	6	8	31

Total	33,891	29,740	129,469

Operating income by business area

	Q1	Q1	Full year
SEKm	2006	2005	2005

Indoor Products
Europe	405	416	2,602
Margin, %	4.1	4.2	5.9
North America	213	168	1,444
Margin, %	2.3	2.3	4.1
Latin America	77	-4	123
Margin, %	4.4	-0.3	2.1
Asia/Pacific	-47	-13	13
Margin, %	-2.2	-0.6	0.1
Professional Products	83	51	463
Margin, %	5.2	3.6	6.9

Total Indoor Products	731	618	4,645
Margin, %	3.0	2.8	4.6

Outdoor Products
Consumer Products	506	421	1,372
Margin, %	7.7	7.8	7.5
Professional Products	459	422	1,739
Margin, %	16.4	17.1	16.7

Total Outdoor Products	965	843	3,111
Margin, %	10.3	10.7	10.8

Common Group costs, etc	-167	-153	-794
Items affecting comparability	-145	—	-3,020

Total	1,384	1,308	3,942

Interim Report January — March 2006 | Stockholm, April 24, 2006
Change in net sales by business area

		Q1 2006
	Q1	in comparable
Year-over-year, %	2006	currencies

Indoor Products
Europe	0.7	-2.8
North America	26.8	10.7
Latin America	47.7	13.5
Asia/Pacific	-1.2	-9.5
Professional Products	11.0	7.0

Total Indoor Products	12.3	2.9

Outdoor Products
Consumer Products	20.7	9.1
Professional Products	13.6	6.3
Total Outdoor Products	18.5	8.3

Total	14.0	4.3

Change in operating income by business area

		Q1 2006
	Q1	in comparable
Year-over-year, %	2006	currencies

Indoor Products
Europe	-2.6	-4.3
North America	26.8	3.9
Latin America	N/A	N/A
Asia/Pacific	N/A	N/A
Professional Products	62.7	62.7

Total Indoor Products	18.3	13.3

Outdoor Products
Consumer Products	20.2	9.3
Professional Products	8.8	4.8

Total Outdoor Products	14.5	7.2

Total, excluding items affecting comparability	16.9	10.3

Exchange rates in sek

	Q1	Q1	Full year
	2006	2005	2005

USD, average	7.82	6.87	7.46
USD, end of period	7.77	7.06	7.95
EUR, average	9.37	9.07	9.28
EUR, end of period	9.41	9.14	9.40
GBP, average	13.64	13.07	13.54
GBP, end of period	13.50	13.29	13.69

Interim Report January — March 2006 | Stockholm, April 24, 2006
Net sales and income per quarter

		Q1	Q2	Q3	Q4	Full year

Net sales, SEKm	2006	33,891
	2005	29,740	33,969	32,109	33,651	129,469

Operating income, SEKm	2006	1,384
	Margin, %	4.1
	20061)	1,529
	Margin, %	4.5
	2005	1,308	1,890	781	-37	3,942
	Margin, %	4.4	5.6	2.4	-0.1	3.0
	20051)	1,308	1,890	1,703	2,061	6,962
	Margin, %	4.4	5.6	5.3	6.1	5.4

Income after financial items, SEKm	2006	1,221
	Margin, %	3.6
	20061)	1,366
	Margin, %	4.0
	2005	1,211	1,695	546	-237	3,215
	Margin, %	4.1	5.0	1.7	-0.7	2.5
	20051)	1,211	1,695	1,468	1,861	6,235
	Margin, %	4.1	5.0	4.6	5.5	4.8

Income for the period, SEKm	2006	807
	20051)	854	1,196	1,036	1,524	4,610

Earnings per share, SEK2)	2006	2.75
	20061)	3.24
	2005	2.93	4.11	0.53	-1.52	6.05
	20051)	2.93	4.11	3.56	5.22	15.82

Value creation, SEKm	2006	557
	2005	388	833	642	1,050	2,913

1)	Excluding items affecting comparability.

2)	Before dilution, based on an average number of shares after buy-backs.

Number of shares before dilution

Number of shares after buy backs, million	2006	295.6
	2005	291.2	291.2	291.4	293.1	293.1
Average number of shares after buy-backs, million	2006	293.9
	2005	291.2	291.2	291.2	291.9	291.4

Items affecting comparability

Restructuring provisions and write-downs and	2006	-145
capital loss on divestment, SEKm	2005	—	—	-922	-2,098	-3,020

Interim Report January — March 2006 | Stockholm, April 24, 2006
Net sales by business area per quarter
SEKm

Indoor Products		Q1	Q2	Q3	Q4	Full year

Europe	2006	9,999
	2005	9,931	10,116	11,206	12,502	43,755

North America	2006	9,097
	2005	7,173	8,478	9,553	9,930	35,134

Latin America	2006	1,769
	2005	1,198	1,423	1,381	1,817	5,819

Asia/Pacific	2006	2,094
	2005	2,119	2,475	2,240	2,442	9,276

Professional Products	2006	1,588
	2005	1,431	1,739	1,563	1,953	6,686

Total Indoor Products	2006	24,547
	2005	21,852	24,231	25,943	28,644	100,670

Consumer Outdoor Products	2006	6,540
	2005	5,417	6,841	3,583	2,519	18,360

Professional Outdoor Products	2006	2,798
	2005	2,463	2,889	2,575	2,481	10,408

Total Outdoor Products	2006	9,338
	2005	7,880	9,730	6,158	5,000	28,768

Interim Report January — March 2006 | Stockholm, April 24, 2006
Operating income by business area per quarter
SEKm

Indoor Products		Q1	Q2	Q3	Q4	Full year

Europe	2006	405
	Margin, %	4.1
	2005	416	486	714	986	2,602
	Margin, %	4.2	4.8	6.4	7.9	5.9

North America	2006	213
	Margin, %	2.3
	2005	168	350	290	636	1,444
	Margin, %	2.3	4.1	3.0	6.4	4.1

Latin America	2006	77
	Margin, %	4.4
	2005	-4	-11	26	112	123
	Margin, %	-0.3	-0.8	1.9	6.2	2.1

Asia/Pacific	2006	-47
	Margin, %	-2.2
	2005	-13	-16	0	42	13
	Margin, %	-0.6	-0.6	0.0	1.7	0.1

Professional Products	2006	83
	Margin, %	5.2
	2005	51	137	117	158	463
	Margin, %	3.6	7.9	7.5	8.1	6.9

Consumer Outdoor Products	2006	506
	Margin, %	7.7
	2005	421	687	230	34	1,372
	Margin, %	7.8	10.0	6.4	1.3	7.5

Professional Outdoor Products	2006	459
	Margin, %	16.4
	2005	422	510	474	333	1,739
	Margin, %	17.1	17.7	18.4	13.4	16.7

Common Group costs, etc.	2006	-167
	2005	-153	-253	-148	-240	-794

Items affecting comparability	2006	-145
	2005	—	—	-922	-2,098	-3,020

Interim Report January — March 2006 | Stockholm, April 24, 2006
Five-year review

	2005		20041)	20032)	20022)	20012)

Net sales, SEKm	129,469		120,651	124,077	133,150	135,803
Operating income, SEKm	3,942		4,807	7,175	7,731	6,281
Margin, %	3.0		4.0	5.8	5.8	4.6
Margin, excluding items affecting comparability, %	5.4		5.6	6.2	6.1	4.7

Income after financial items, SEKm	3,215		4,452	7,006	7,545	5,215
Margin, %	2.5		3.7	5.6	5.7	3.8
Margin, excluding items affecting comparability, %	4.8		5.3	6.0	6.0	3.9

Income for the period, SEKm	1,763		3,259	4,778	5,095	3,870
Earnings per share, SEK	6.05		10.92	15.25	15.58	11.35
Average number of shares after buy-backs, million	291.4		298.3	313.3	327.1	340.1
Dividend, SEK	7.50	3)	7.00	6.50	6.00	4.50

Value creation, SEKm	2,913		3,054	3,449	3,461	262
Return on equity, %	7.0		13.1	17.3	17.2	13.2
Return on net assets, %	13.0		17.5	23.9	22.1	15.0
Net debt/equity ratio	0.11		0.05	0.00	0.05	0.37
Capital expenditure, SEKm	4,765		4,515	3,463	3,335	4,195
Average number of employees	69,523		72,382	77,140	81,971	87,139

1)	Restated to comply with IFRS, except for IAS 39. If IAS 39 had been applied in 2004, the volatility in income, net borrowings and equity would most probably have been higher.

2)	Comparative figures for the years 2001-2003 have not been restated. A restatement of those years would follow the same pattern as the restatement of 2004, i.e., the effects on income and equity would be limited.

3)	Proposed by the Board.
Definitions
Capital indicators

Annualized sales	In computation of key ratios where capital is related to net sales, the latter are annualized and converted at balance day exchange rates and adjusted for acquired and divested operations.

Net assets	Total assets exclusive of liquid funds and interest-bearing financial receivables less operating liabilities, non-interest-bearing provisions and deferred tax liabilities.

Working capital	Current assets exclusive of liquid funds and interest-bearing financial receivables less operating liabilities and non-interest-bearing provisions.

Net borrowings	Total interest-bearing liabilities less liquid funds.

Net debt/equity ratio	Net borrowings in relation to total equity.

Equity/assets ratio	Adjusted equity as a percentage of total assets less liquid funds.

Interim Report January — March 2006 | Stockholm, April 24, 2006
Other key ratios

Earnings per share	Income for the period divided by the average number of shares after buy-backs.

Operating margin	Operating income expressed as a percentage of net sales.

Value creation	Operating income excluding items affecting comparability less the weighted average cost of capital (WACC) on average net assets excluding items affecting comparability: [(Net sales — operating costs = operating income) - (WACC x average net assets)]. The WACC for 2006 is 11% before tax. For 2005 and 2004 the WACC was 12%. For 2003 and 2002 the WACC was 13% and for 2001 14%.

Return on equity	Income for the period expressed as a percentage of average equity.

Return on net assets	Operating income expressed as a percentage of average net assets.
This report has not been audited.
Telephone conference and presentation
A telephone conference will be held at 15.00 CET on April 24, 2006. The conference will be chaired by Hans Stråberg, President and CEO of Electrolux. Mr Stråberg will be accompanied by Fredrik Rystedt, CFO.
A slide presentation will be available on the Electrolux website www.electrolux.com/ir
Financial Reports in 2006

Interim Report April – June	July 18
Interim Report July – September	October 25
For more information
Peter Nyquist, Vice President, Investor Relations and Financial Information: +46 8 738 60 03 Financial information from Electrolux is also available at www.electrolux.com/ir
Factors affecting forward-looking statements
This report contains “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals and targets of Electrolux for future periods and future business and financial plans. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially due to a variety of factors. These factors include, but may not be limited to the following; consumer demand and market conditions in the geographical areas and industries in which Electrolux operates, effects of currency fluctuations, competitive pressures to reduce prices, significant loss of business from major retailers, the success in developing new products and marketing initiatives, developments in product liability litigation, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals.